Exhibit 99.1

SilverCrest Announces Q2 Record Silver Production
194,022 Ounces Silver & 7,463 Ounces Gold

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC - July 17, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce production numbers for the second quarter of 2013 from its 100% owned Santa Elena Mine located in Sonora, Mexico.

Production Highlights of Q2, 2013 vs Q1, 2013;

•	Record silver production of 194,022 ounces; a 26% increase from Q1.
•	Gold production of 7,463 ounces; a 3% increase from Q1.
•	Silver equivalent production of 665,684 ounces; a 20% increase from Q1.
•	Waste to ore ratio was consistent with the mine plan at 2.52; a 41% decrease from Q1.
•	Ore Tonnes crushed increased 18% to 307,091 tonnes with throughput averaging 3,375 tpd.
•	Total ounces delivered to the pads increased significantly by 25% and 13% for silver and gold respectively.

J. Scott Drever, Chairman and CEO stated; “We are pleased with production results for the second quarter which tracked well to budget. For the first six months of 2013, silver production was 347,503 ounces (11% above budget) and gold production was 14,688 ounces (11% below budget). We are starting to mine the planned higher ore grades from open pit so anticipate increased ounces produced in the second half of 2013. Based on continually exceeding forecasted silver ounces produced each month, we are increasing our annual silver production guidance from 625,000 ounces to 675,000 ounces. We are maintaining our annual gold production guidance of 33,000 ounces for 2013”.

Management has responded to the recent sharp decline in metal prices by re-enforcing ongoing disciplined cost and capital reduction measures to maintain 2013 cash cost at or below US$8.50 per silver equivalent ounce enabling the Company to complete all major capital expenditures associated with the Santa Elena Expansion.

Santa Elena Mine Operating Statistics:	Q2 2013	Q1 2013	% Change	Q2 2012	% Change
Silver ounces produced	194,022	153,481	26%	139,850	39%
Gold ounces produced	7,463	7,225	3%	8,584	-13%
Silver equivalent ounces produced (1)	665,684	556,667	20%	646,553	3%
Silver ounces sold	181,398	157,088	15%	124,739	45%
Gold ounces sold	7,375	7,370	0%	8,679	-15%
Silver equivalent ounces sold (1)	647,504	568,380	14%	637,050	2%
Tonnes Ore	339,256	257,726	32%	269,802	26%
Tonnes waste	856,144	1,100,362	-22%	1,283,493	-33%
Waste / ore ratio (2)	2.52	4.27	-41%	4.76	-47%
Ore tonnes crushed	307,091	259,597	18%	317,958	-3%
Average ore tonnes crushed per day	3,375	2,884	17%	3,494	-3%
Average silver ore grade (gpt) loaded on pad	65.99	62.38	6%	39.45	67%
Average gold ore grade (gpt) loaded on pad	1.48	1.55	-5%	1.35	10%
Silver ounces delivered to pad	651,572	520,614	25%	403,264	62%
Gold ounces delivered to pad	14,612	12,938	13%	13,764	6%
Ag : Au Ratio (1)	63.2:1	55.8:1	13%	59.0:1	7%
(1) Silver equivalence is based on market spot prices per ounce of silver and gold at the quarter end dates. All numbers are rounded.
(2) Average strip ratio for 2013, is projected at 2.7:1. Q1, 2013 strip ratio of 4.27:1 was higher than projected due to accelerating waste removal.

Q2 2013 Santa Elena Expansion Update

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As of June 30, 2013, approximately 65% of the budgeted 2013 capital cost of US$65M has been committed. The Santa Elena Expansion is currently on time and budget with scheduled mill start up in January 2014.

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Approximately 2,000 metres of underground development have been completed (project to date) including a crosscut on the 625 metre level that has intersected and exposed the deposit where the exploration model projected its location. A crosscut (hanging wall to footwall) to expose the ore body has been completed showing a mineralized true thickness of 13 metres with a chip - channel sampling grade (uncut) of 3.4 gpt Au and 718.8 gpt Ag which is consistent with the Reserve model. Development has been driven on the footwall contact of mineralization for an estimated 70 metres in preparation for 2014 production. Muck and chip samples from development in mineralization have graded up to 11.1 gpt Au and 2,690 gpt Ag. Approximately 5,000 tonnes of ore development material has been crushed and delivered to the leach pad for partial metal recovery with anticipated reprocessing through the new process facility, once completed.

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In May 2013, significant water was encountered underground while doing ore development on the 625 metre level. Pumping volumes to date are manageable with mine development continuing. A hydrology study has been implemented to assess potential long-term water volumes which may be considered an asset for desert operating conditions.

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On-site construction of the 3,000 tonne per day mill is well underway with earthworks complete, concrete for major foundations poured and CCD tank and thickener construction near completion. Major equipment has been delivered to site including; new cone crushers and generators (see attached photo dated July 6, 2013 and refer to www.silvercrestmines.com for additional construction photos.

•	The majority of the construction contracts are in place with numerous contractors currently working safely on site.
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SilverCrest completed all drilling required to define and expand the Resources and Reserves with revised numbers announced in a news release dated May 29, 2013. The Santa Elena Expansion Pre-Feasibility Study will be filed this month.

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Several drill holes that are not included in the Santa Elena Expansion Pre-Feasibility Study (Resources and Reserves) have yet to be released. These holes represent potential for further expansion of resources and will be reported when compilation is completed.

•	An underground definition drilling program, aiming delineation of initial production stopes is planned for completion in H2 2013, to assist in the preparation for mining in 2014.
Second Quarter Financial Results Release:

The Company plans to issue its second quarter financial results on Wednesday, August 14, 2013.

The Qualified Person under NI 43-101 for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX‐V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 625,000 ounces of silver and 33,000 ounces of gold in 2013. Major expansion and construction of a 3000 tonnes per day conventional mill facility is underway to significantly increase metals production at the Santa Elena Mine (open pit and underground) by 2014. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“N.Eric Fier” N. Eric Fier, President and COO SILVERCREST MINES INC.
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

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